UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                              (Amendment No.     )*

                          TELECOM COMMUNICATIONS, INC.
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                December 4, 2001
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

                                  Tak Hiromoto
                                 827 S. Broadway
                              Los Angeles, CA 90014
                                 (213) 489-3486
  (Name, Address and telephone Number of Person Authorized to Receive
                           Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[ ] Rule 13d-1 (b)
[X] Rule 13d-1 (c)
[ ] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   Page 1 of 4


CUSIP No.:
----------

1.     NAME OF REPORTING PERSON:
       Tak Hiromoto
       SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON:
       ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
       (a) [__]
       (b) [__]

3.     SEC USE ONLY
--

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:
       U.S.A.

5.     SOLE VOTING POWER:
       8,000,000 COMMON SHARES
      (NUMBER OF SHARES)

6.     SHARED VOTING POWER:
       -0-
      (BENEFICIALLY OWNED BY EACH)

7.     SOLE DISPOSITIVE POWER:
       8,000,000 COMMON SHARES
      (REPORTING PERSON WITH)

8.     SHARED DISPOSITIVE POWER
       -0-

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       8,000,000 COMMON SHARES

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
        [   ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
       80%

12.    TYPE OF REPORTING PERSON:
       INDIVIDUAL

                                   Page 2 of 4
Item 1.

     (a)     Name of Issuer:          Telecom Communications, Inc.

     (b)     Address of Issuer:       827 S. Broadway, Los Angeles, CA 90014

Item 2.

     (a)     Name of Person Filing:   Tak Hiromoto

     (b)     Address of Principal
             Business Office:         827 S. Broadway, Los Angeles, CA 90014

     (c)     Citizenship:             U.S.A.

     (d)     Title of Class of
             Securities:              Common Stock

     (e)     CUSIP Number:

Item 3.          Not Applicable.

Item 4.          Ownership

     (a)     Amount Beneficially Owned:8,000,000

     (b)     Percent of Class:         80%

     (c)     Number of Shares as to
             which such person has:
         (i) sole power to vote or to
             direct the vote:          8,000,000
        (ii) shared power to vote
             or direct the vote:      -0-
       (iii) sole power to dispose or
             to direct the disposition:8,000,000
        (iv) shared power to dispose or
             direct the disposition:  -0-

Item 5.          Ownership of Five Percent or Less of Class

             Not Applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

             Not Applicable.

                                   Page 3 of 4

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding Company

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group

             Not Applicable.

Item 9.      Notice of Dissolution of a Group

             Not Applicable.

Item 10.     Certification

             Not Applicable.



                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this document is true, complete and correct.

                         December 11, 2001

                         /s/Tak Hiromoto
                         ---------------
                         Tak Hiromoto
                         President & CEO













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